UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission file number 001-14546

DEUTSCHE TELEKOM AG
(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

August 9, 2006

Ad hoc notification of Deutsche Telekom AG in accordance with § 15 of the Security Trading Act (WpHG)

Deutsche Telekom adjusts revenue and profit guidance

As part of this year’s planning process the Board of Management of Deutsche Telekom AG, with the participation of authorized representatives of the Supervisory Board, held a Board Meeting to discuss in detail the expectations for the development of the Group for the remainder of this year.

This was initiated in response to the particularly intense current competitive environment in Germany. It has become clear that pressure on prices in particular will intensify to a greater extent than recently expected across all three strategic business areas.

Based on these new considerations, the guidance for the three strategic business areas and the Group has been revised. The following new outlook has, accordingly, been set for the remainder of the 2006 financial year and for 2007:

Expectations for the Group’s net revenue in 2006 are being reduced from the previous range of between EUR 62.1 billion and EUR 62.7 billion to between EUR 61.5 billion and EUR 62.1 billion. Revenue is expected to continue to grow at a moderate rate in 2007.

The reduction in high-margin revenues in Germany will lead to a drop in expectations for adjusted EBITDA for the 2006 financial year to between EUR 19.2 billion and EUR 19.7 billion. Previous guidance was between EUR 20.2 billion and EUR 20.7 billion. Adjusted EBITDA for 2007 is expected to remain at approximately the 2006 level.

In the future, the Group will focus its financial management more closely on cash flow generation. The decline in adjusted EBITDA is to be compensated by adjustments in investments. The Group expects to generate free cash flow before dividend payments of at least EUR 5 billion in 2006, rising to at least EUR 6 billion the following year. In both cases this is after the payments for the voluntary redundancy program of about € 1bn for each year.

The Board of Management intends to propose to the Supervisory Board the payment of a dividend at least in line with the prior-year amount of EUR 0.72 per share.

2006 billions of €	Revenue		Adjusted EBITDA

Guidance	old	new	old	new

Broadband/ Fixed network	24.8 - 25.2	24.6 - 25.0	9.4 - 9.6	8.8 - 9.0

Mobile communications	31.9 - 32.3	31.9 - 32.3	10.0 - 10.2	9.8 - 10.0

Business Customers	13.4 - 13.6	12.6 - 12.8	1.5 - 1.6	1.2 - 1.3

Group	62.1 - 62.7	61.5 - 62.1	20.2 - 20.7	19.2 - 19.7

This release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and supervisory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements.

Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to the company’s results. Among the adjustents to be made in determining adjusted EBITDA in 2006 and 2007 will be the costs of the Group’s workforce adjustment initiative, which Deutsche Telekom estimates will result in costs and charges totalling approximately EUR 3.3 billion.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” of this Report, which is also posted on Deutsche Telekom’s Investor Relations website at www.deutschetelekom.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President
Chief Accounting Officer

Date: August 10, 2006